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MAR 03 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Btech Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 E. Colorado Blvd., Suite 100
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hank Ching (626) 796-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Christina Hsi & Company
(Name – *if individual, state last, first, middle name*)

1436 Fullerton Rd. (Address), Rowland Heights (City), CA (State) 91748 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Hank Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Etech Securities, Inc., as of 12/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 2nd day of March, 2009, by — HANK CHING — proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHAEL CHU, NOTARY PUBLIC

MICHAEL CHU
Commission # 1811966
Notary Public - California
Los Angeles County
My Comm. Expires Sep 28, 2012

ETECH SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

CHRISTINA HSI & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

1436 FULLERTON ROAD
ROWLAND HEIGHTS, CA 91748

TEL: (626) 964-2488
FAX: (626)964-8186

INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying balance sheet of **ETECH SECURITIES, INC.**, as of December 31, 2008, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CHRISTINA HSI & CO., CPA

Rowland Heights, California
February 10, 2009

ETECH SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Cash	$ 58,902
Commission receivable	96,786
Due from stockholder	51,737
Property and equipment, at cost, less accumulated depreciation of $221,619	48,018
Other Receivable	15,830
Deposits	168,704
Start-up expenditures, at cost, less accumulated amortization of $93,786	--
Lease interest, at cost, less accumulated amortization of $4,973	--
	$439,977

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Short-term Liabilities	
Accrued expenses	$102,762
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock, no par value, authorized 100,000,000 shares, outstanding 420,000 shares	420,000
Paid-in capital	468,000
[Deficits]	[550,785]
Total stockholders' equity	337,215
	$439,977

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2008

Revenues:	
Fee (commission and training)	$2,699,730
Interest income and other	10,571
Total	2,710,301
Expenses:	
Employee compensation and related payroll taxes	631,904
Commission	691,115
Communications and data processing	79,908
Occupancy and related expenses	326,521
Operating expenses	1,342,265
	[3,071,713]
[Loss] before income taxes	[361,412]
Provision for income tax	800
NET [LOSS]	$[362,212]

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock, No Par Value; 100,000,000 Shares Authorized				
	Number of Shares Issued	Amount	Paid-in Capital	[Deficits]	T o t a l
Balance Beginning of Year	420,000	$420,000	$468,000	$[188,573]	$ 699,427
Net [Loss]	-	-	-	[362,212]	[362,212]
Balance End of Year	**420,000**	**$ 420,000**	**$468,000**	**$[550,785]**	**$ 337,215**

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities		
Net [Loss]		$[362,212]
Adjustments to Reconcile Net [Loss] to Net Cash [Used in] Operating Activities:		
Depreciation and amortization	$ 10,325	
Decrease/[Increase] in:		
Commission receivable	53,361	
Other receivable	[15,830]	
Deposits	60,778	
Increase/[Decrease] in:		
Accrued expenses	32,520	
Total adjustments		141,154
Net Cash [Used in] Operating Activities		[221,058]
Cash Flows from Financing Activities		
Decrease in Due from stockholder		7,799
Net [Decrease] in Cash		[213,259]
Cash - Beginning of Year		272,161
CASH - END OF YEAR		**$ 58,902**

The accompanying notes are integral part of these financial statements.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on February 25, 2000.

2. - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including training, principal transactions and agency transaction.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period.

Lease Interest
Lease interest includes initial payment for automobile lease. Such expense is capitalized and is amortized over a three-year period.

Estimates
Preparation the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes. At December 31, 2008, the deferred income taxes are immaterial.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. - DUE FROM STOCKHOLDER

The Company advances $51,737 to the Company's stockholder, at zero percent interest. The advances have been reclassified as current in the accompanying Balance Sheet because repayments of advances are anticipated during next year.

4. - PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	Cost	Lives
Machinery and equipment	$152,125	3-5 years
Office furniture and fixtures	41,334	7-10 years
Leasehold improvements	76,178	7-10 years
	269,637	
Less accumulated depreciation	[221,619]	
Net	$ 48,018	

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

5. - OTHER RECEIVABLE

In 2008, the Company made $15,830 to an agent and the Company will offset the future commission payments against the receivable.

6. - DEPOSITS

At December 31, 2008, the Company has deposits with several landlords totaling $168,704 for leasing its facilities. An irrevocable standby letter of credit in the amount of $150,000 collateralizes the Company's obligations for lease payments.

7. - COMMITMENTS AND CONTIGENT LIABILITIES

(a) The Company rented its headquarter facilities under sixty-two-month lease term on December 2006. These terms of the lease provide for monthly lease payment of $16,432 per month at three percents index per year and such lease expires January 31, 2012.

Year Ending	Amount
December 31, 2009	$208,669
December 31, 2010	214,922
December 31, 2011	221,413
December 31, 2012	18,496

7. - COMMITMENTS AND CONTIGENT LIABILITIES (continued)

(b) The Company leased its branch facilities under three-year lease term. The terms of the lease provide for a monthly lease payment of $4,908 per month at four percents index per year and such lease expires on September 30, 2009.

Year Ending	Amount
December 31, 2009	$ 45,939

(c) The Company leased another office facilities under one-year lease term on December 11, 2005. The terms of the lease provide for a monthly lease payment of $1,800 and such lease expires on December 31, 2008. The Company will lease on a month-to-month basis when the lease is expired.

(d) The Company also leases various meeting facilities under verbal agreements. The total rent expenses for the year ended December 31, 2008 was $294,902.

(e) Minimum commitments for automobile leases were as follows:

Year Ending	Amount
December 31, 2009	$ 30,281
December 31, 2010	22,736

The Company leases automobiles at $3,247 per month under operating leases, which expire in various dates. Auto lease payments for the year ended December 31, 2008 was $30,281.

8. - INCOME TAXES

The provision for income taxes at December 31, 2008 consists of the follows:

State franchise tax expense	$800

9. - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2008, the Company has net capital of $52,926 which was $47,926 is excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.9416 to 1.

10. - EXEMPTION FROM THE REQUIRMENT INCLUDING THE EXPEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating customers' securities. The Company is exempted from the reserve requirement under SEC Rule 15c3-3k2ii Reserve Requirement.

For information relating to Possession or Control Requirement under SEC Rule 15c3-3k2ii, the Company also is exempted from the Possession or Control Requirements as a non-clearing B/D in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

11. - SUPPLEMENT CASH FLOWS INFORMATION

Income tax payments for the year ended December 31, 2008 amount to $800.

CHRISTINA HSI & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

1436 FULLERTON ROAD
ROWLAND HEIGHTS, CA 91748

TEL: (626) 964-2488
FAX: (626)964-8186

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2008, and for the year then ended, and have issued my report thereon dated February 10, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 13-17 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

CHRISTINA HSI & CO., CPA

Rowland Heights, California
February 10, 2009

ETECH SECURITIES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net Capital		
Total stockholders' equity		$337,215
Deduction and/or charges:		
Nonallowable assets:		
Nonallowable assets:		
Due from stockholder	$ 51,737	
Net property and equipment	48,018	
Other receivable	15,830	
Deposits	168,704	
Total Deduction and/or charges		284,289
NET CAPITAL		**$ 52,926**
Aggregate indebtedness		
Items included in statement of financial statement:		
Accrued expenses		$102,762
Computation of basis net capital requirement		
Minimum net capital required		$5,000
Ratio: Aggregate indebtedness to net capital		1.9416 to 1
Reconciliation with the company's computation		
Net Capital, as reported in Company's unaudited FOCUS report		$ 306,664
Allowable assets erroneously reported as nonallowable:		
Audit adjustments to correct understated income		33,213
Audit adjustments to correct understated expenses		[2,662]
Net Capital per above		**$337,215**

See Independent Auditor's Letter on supplemental information.

ETECH SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Credit balances	
Free credit balances and other credit balances in customers' security accounts	- $0 -
Monies borrowed collateralized by securities carried for the accounts of customers	- 0 -
Monies payable against customers' securities loaned	- 0 -
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	- 0 -
Credit balances in firm accounts that are attributable to principal sales to customers	- 0 -
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	- 0 -
Market value of short security count differences over thirty calendar days old	- 0 -
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	- 0 -
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	- 0 -
Total credit items	**- 0 -**

See Independent Auditor's Letter on supplemental information.

CHRISTINA HSI & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

1436 FULLERTON ROAD
ROWLAND HEIGHTS, CA 91748

TEL: (626) 964-2488
FAX: (626)964-8186

Board of Directors
ETECH SECURITIES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **ETECH SECURITIES, INC.** (the Company), for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Christina Hsi & Co., CPA
Rowland Heights, California
February 10, 2009

ETECH SECURITIES, INC.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2008

Operating Expenses	
Accounting	$ 7,130
Advertising	57,311
Auto leasing	30,281
Automobile	15,199
Bank service charges	5,618
Conference	3,290
Consulting	576,546
Contribution	8,000
Delivery	9,104
Depreciation	10,325
Dues and subscriptions	9,312
Insurance	90,817
Meal and entertainment	8,599
Miscellaneous	761
Office	58,746
Printing	2,701
Professional	19,700
Repair and maintenance	11,233
Supplies	7,281
Taxes and licenses	27,669
Trade show	16,790
Training	10,356
Travel	355,496
TOTAL OPERATING EXPENSES	**$1,342,265**

See Independent Auditor's Letter on supplemental information.